EXHIBIT 99.1

Fury Intercepts 12.50 g/t Gold over 7.02 Metres Outside the Eau Claire Block Model

TORONTO, April 23, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to release the second batch of assay results from the Phase 1 13,000-metre exploration drill program at the Eau Claire gold project (“Eau Claire” or the “Project”), located in the Eeyou Istchee Territory in the James Bay Region of Northern Quebec.

Phase 1 drilling was focussed on expanding resources along high-grade shoots and adding continuity to the existing resource outside of the preliminary economic assessment identified stopes. A total of 21 holes (approximately 12,700 metres (“m”)) was completed during Phase 1 drilling, with results received for 11,440 m. Complete assay results have been received from 18 holes as well as partial results from a 19th hole. Six holes returned significant results, which are highlighted in Table 1 and Figure 1.

The key highlight from this batch of results was infill drill hole 26EC‑101, which targeted an inferred portion of the Eau Claire mineral resource. The hole intersected 12.50 grams per tonne (“g/t”) gold over 7.02 m, approximately 45 m down‑plunge from previously reported drill hole 26EC‑099 (see news release dated March 17, 2026), which is located outside the current Eau Claire block model (Figure 2), demonstrating strong grade continuity and resource growth potential (Figure 3).

In addition, drill hole 26EC‑097, which also targeted an inferred portion of the Eau Claire resource, intersected 3.92 g/t gold over 6.92 m, further supporting the potential for resource conversion (Figure 4).

“Drilling at Eau Claire continues to reinforce resource continuity and demonstrate resource growth potential outside of the current block model between resource blocks in shallow previously untested areas,” commented Tim Clark, CEO of Fury Gold Mines. “Phase 2 drilling will continue to de-risk and expand Eau Claire, as we focus on connecting the current mineral resource outside of the PEA mineable portion to bring more of the existing gold ounces into a future development scenario, unlocking additional value for shareholders.”

Figure 1: Long section of the Eau Claire Deposit looking north showing the locations of the completed and current drill holes in relation to the block model.

Table 1: Drill Highlights to date

Hole ID	From	To	Drilled Thickness (m)	True Thickness (m)	Au (g/t)	Purpose
25EC-094	595.5	597.0	1.5	1.50	2.14	Expansion
	643.0	644.0	1.0	1.00	4.97
	647.0	648.5	1.5	1.50	2.12
25EC-096	573.0	576.0	3.0	2.97	2.52	Expansion
	616.0	617.0	1.0	0.99	2.30
25EC-097	24.0	25.5	1.5	1.48	10.15	Infill
	58.0	59.0	1.0	0.99	2.49
	414.0	416.0	2.0	1.98	5.71
	454.5	461.5	7.0	6.92	3.92
26EC-098	267.0	268.5	1.5	1.46	2.12	Expansion
	293.5	294.5	1.0	0.97	3.33
	535.0	536.0	1.0	0.98	9.01
	550.0	551.5	1.5	1.47	17.20
	617.5	619.0	1.5	1.48	1.50
	663.5	665.0	1.5	1.48	3.68
26EC-100	618.0	622.0	4.0	3.98	1.57	Expansion
	625.0	626.0	1.0	0.99	10.75
	638.0	639.0	1.0	0.99	3.76
25EC-101*	57.0	58.5	1.5	1.32	3.04	Infill
	420.0	421.0	1.0	0.93	5.49
	459.0	460.0	1.0	0.93	3.52
	468.0	475.5	7.5	7.02	12.50
	478.5	480.5	2.0	1.87	4.23
Intercepts were calculated using Au grade*thickness no less than 2g/t*m with grade no less than 1g/t, maximum consecutive dilution 2m.
True thickness was used for intercept calculation
* Partial results received

Figure 2: Eau Claire – Long section 26EC-101

Figure 3: Eau Claire – Section of holes 26EC-099 and 26EC-101

Figure 4: Eau Claire – Section 26EC-097

A total of eight drill holes (3,390 m) have been completed as part of the Phase 2 drill campaign at Eau Claire, which is focused on converting inferred portions of the resource and growing the Indicated mineral resource category.

The fully financed Phase 2 program is anticipated to comprise an additional 15,000 to 25,000 m of drilling and is expected to continue through the spring and summer of 2026.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire with assay atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples and blanks, field and lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com .

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.